EXHIBIT 99.2

Economic Profit for Australia and New Zealand Fibre Cement (EP ANZ)1

	For the Year Ended March 31,

	2001		2002		2003

	(Millions of US Dollars)
Asia Pacific Fibre Cement Operating Profit		$4.4		$22.4		$30.1
Add back/(subtract):
Other Asia Pacific Fibre Cement operating loss(profit)		5.4		0.9		(0.6)
Restructuring charge		15.5		—		—
Intercompany expenses net		(1.3)		—		—
Amortization expense of assets not used		(1.3)		—		—
Shadow stock compensation expense		(0.4)		(1.5)		(0.6)
Withholding tax expense		—		—		0.5
Employee redundancy costs		—		—		2.3
Other		—		(0.1)		—

		22.3		21.7		31.7
Income tax charge[2]		(7.5)		(6.6)		(9.7)
Capital charge[3]		(7.0)		(7.2)		(8.5)
Miscellaneous other (charges)/credits		(0.9)		—		0.4

EP ANZ		$6.9		$7.9		$13.9

Currency translation rate (1US$=AUS$)		1.7990		1.9483		1.7809
EP ANZ (Millions of Australian Dollars)	AU	$12.4	AU	$15.4	AU	$24.8

[1] Economic Profit is not a measure of financial performance under US GAAP and should not be considered as an alternative to, or more meaningful than, operating income as defined by US GAAP or as a measure of our profitability or liquidity. All companies do not calculate Economic Profit in the same manner and, accordingly, Economic Profit may not be comparable with other companies. We have included information concerning Economic Profit because we believe that Economic Profit is commonly used by investors to measure changes in shareholder value.
[2] Based on the weighted average income and tax rate for each country.
[3] Based on the Company’s internal Economic Profit calculation. Cost of capital rate used is 8.9%, 9.5% and 10.2% for 2001, 2002 and 2003, respectively.